August 31, 2018

Richard J. Rothberg
General Counsel and Secretary
Dell Technologies Inc
One Dell Way
Round Rock, Texas 78682

       Re: Dell Technologies Inc
           Registration Statement on Form S-4
           Filed August 6, 2018
           File No. 333-226618

Dear Mr. Rothberg:

       We have reviewed your registration statement and have the following comments. In some of our comments, we may ask you to provide us with information so we may better understand your disclosure.

       Please respond to this letter by amending your registration statement and providing the requested information. If you do not believe our comments apply to your facts and circumstances or do not believe an amendment is appropriate, please tell us why in your response.

       After reviewing any amendment to your registration statement and the information you provide in response to these comments, we may have additional comments.

Form S-4 filed August 6, 2018

Letter to Stockholders, page 1

1. Please clarify that if an election to receive cash consideration is not made by submitting an election form by the appropriate deadline, a Class V stockholder will receive solely shares of Class C Common Stock (other than cash received in lieu of a fractional share of Class
       C Common Stock).
Questions and Answers Regarding the Class V Transaction and the Special Meeting
Q: How will proration of a cash election be calculated under the merger agreement?, page 3

2. Please provide additional context in your illustrative example as to how much cash and
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FirstName LastNameRichard J. Rothberg
Dell Technologies Inc
Comapany NameDell Technologies Inc
August 31, 2018
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         how many Class C Common Stock shares will be issued if stockholders elect to receive more than $9 billion in cash. For example, clarify that the $10 billion example is based on approximately 46% of the Class V shares electing to be cashed out versus receiving Class
         C Common Stock. Further, include an example that would illustrate the amount of cash and shares that the Class V stockholders would receive if 100% of the holders elect to receive cash.
Q: How many shares of Class C Common Stock are currently outstanding and subject to outstanding awards under stock option incentive plans?, page 5

3. Please clarify the number and value of the shares of Class C Common Stock underlying stock options that will vest under your golden parachute compensation arrangements upon the completion of the Class V transaction.
Q: For purposes of voting on the adoption of the merger agreement ..., page 12

4. In light of your affiliates being excluded from a separate class vote of your Class V stockholders, please clarify the percentage of the total Class V Common Stock shares outstanding that is needed to approve the separate class votes on Proposals 1 and 2. Also, identify which entities you consider affiliates that will be excluded from the Class V stockholder votes on Proposals 1 and 2. In particular, please clarify whether the stockholders of your Class V Common Stock disclosed on page 262 would be considered your affiliates and excluded from the separate class votes on Proposals 1 and 2.
Summary
Evaluation of the Class V Transaction and Alternative Business Opportunities, page 26

5. On pages 8, 26, 149, and 164, you reference receiving "feedback" from more than 20
         Class V stockholders representing nearly 40% of the outstanding shares of Class V
         Common Stock. You provide further discussion of Class V stockholder feedback received by Goldman Sachs, Evercore and Dell Technologies at various points in time on pages
         145 through 151. Please provide more details of this feedback, including whether such discussions involved Class V principal stockholders. Please summarize the information provided to these Class V stockholders and describe the feedback provided. Further, please clarify whether any of these investors indicated support or their intention to vote for a transaction similar to the Class V transaction ultimately approved by the Special
         Committee and Dell Technologies board of directors.
Ownership and Corporate Structure, page 27

6. Please revise your ownership and corporate structure illustration before the Class V transaction to clearly reflect the fact that Class V common stock shareholders are common stockholders of Dell Technologies. As you state on page 77, the DHI Group and the Class
         V Group are not separate legal entities and cannot own assets, and, as a result holders of
         Class V Common Stock do not have special rights related to specific assets attributable to
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Dell Technologies Inc
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         the Class V Group.
Management of Dell Technologies After the Class V Transaction, page 45

7. Please disclose that you intend to rely on the NYSE's controlled company exemption and that you have elected to not comply with certain corporate governance requirements of the
         NYSE, including the requirement to have a board composed of a majority of independent directors.
Risk Factors
The Company certificate designates a state court of the State of Delaware ..., page 65

8. Please clarify whether the exclusive forum provision in your charter is intended to apply to claims under the federal securities laws.
Dell Technologies faces risks and challenges in connection with its goal ..., page 68

9. You reference a challenging demand environment in Client Solutions, noting a decline in:
         worldwide revenues for desktop and laptop PCs; worldwide PC shipments during calendar year 2017; and shipment forecasts for PC products. In light of the recent net revenue growth in Client Solutions and your projected growth rates for your Client Solutions segment, please update this section and provide quantitative disclosure where applicable.
Management of Dell Technologies After the Class V Transaction, page 111

10. Please expand the discussion of the Amended Sponsor Stockholder Agreement here and in the transaction summary section on page 46 to indicate the number of board members that the MD stockholders and the SLP stockholders are entitled to nominate. Based on the total voting power of the MD stockholders and the SLP stockholders as of July 20, 2018, it appears that they are entitled to nominate five of the six board members. Please identify the board members that are serving on the board pursuant to the agreement.
Proposal 1 - Adoption of the Merger Agreement
Background of the Class V Transaction, page 135

11. On March 26 and 28, 2018, Goldman Sachs communicated to Evercore of "significant differences in the parties' views with respect to valuation." Please describe these differences, including quantifying these differences in valuation.
12. You disclose that updated Dell projections were provided to the Dell Technologies board,
         Goldman Sachs, the Special Committee, Evercore and Lazard on May 16, 2018. Please
         clarify whether you received any feedback as to these updates and any underlying assumptions used in their calculation.
13. Please describe in more detail the feedback Lazard provided to Goldman Sachs on March
         25, 2018 regarding the valuation of the potential business combination of Dell
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Dell Technologies Inc
Comapany NameDell Technologies Inc
August 31, 2018
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         Technologies, and VMware, including Lazard's "different view on certain assumptions underlying the valuation analysis" and "assumptions regarding run-rate synergies."
Opinion of Evercore Group, L.L.C., page 169

14. We note that Evercore, in its precedent tracking stock discount analysis, applied a discount range of 18.0% to 33.0% to the trading price of VMware common stock based on its calculation of the average discount of the Liberty Media SiriusXM tracking stock.
         Please advise us as to what consideration Evercore gave to the fact that such discount range substantially exceeded the 0-10% range that Evercore applied in its Class V
         Common Stock discount analysis in connection with the Dell-EMC merger transaction in
         2016, as publicly disclosed in the Form S-4 filed by Denali Holding Inc. that went effective on June 6, 2016.
15. Please revise this section generally to explain how Evercore determined the perpetuity growth rates and estimated ranges of weighted average cost of capital used in its analyses.
         Please do the same with respect to the Goldman Sachs analyses, including by providing greater detail regarding the various inputs and calculations associated with application of the Capital Asset Pricing Model.
16. With respect to the implied equity value reference range tables on pages 175 and 176, we note that the implied equity value of Dell Technologies in the Class V transaction of $48.4 billion is at the high end of, if not entirely outside, the ranges presented. Please revise the disclosure to describe the consideration given to these results by Evercore and to explain what effect, if any, these results had on Evercore's opinion. Also, explain how, if at all, the Special Committee considered these results.
Certain Financial Projections, page 197

17. Please describe the analysis performed by the Special Committee's advisor DISCERN
         Analytics. Discuss the assumptions and the evaluation of Dell Technologies' financial forecasts, financial and operating data, and industry and market research that DISCERN used in the Dell projections sensitivity case. Please explain the specific reasons
         DISCERN provided the Special Committee as to why the firm lowered Dell Technologies' financial projections. Tell us why you have not disclosed DISCERN's role
         in the summary section of the filing.
18. Please describe the nature of the supporting documentation described on pages 198 and
         199 that Dell Technologies management provided Goldman Sachs in June 2018.
Unaudited Pro Forma Condensed Consolidated Financial Statements, page 252

19. Please tell us and revise to disclose if material, how you considered the change in vesting conditions to the Class C options, and the conversion of Class V deferred stock units and
         Class V stock options issued to directors in your pro forma presentation. At a minimum, revise to disclose the pro forma Class C stock-based incentive awards that are excluded
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FirstName LastNameRichard J. Rothberg
Dell Technologies Inc
Comapany NameDell Technologies Inc
August 31, 2018
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         from your earnings per share calculations because the effect would be anti-dilutive.
Security Ownership of Certain Beneficial Owners and Management, page 261

20. Please revise your beneficial ownership table to clarify the voting power for each member of management and your principal stockholders.
21. Please clarify in Notes (2) and (12) to your beneficial ownership table whether the
         33,449,504 shares of Dell Technologies Class A Common Stock beneficially owned by
         MSD Partners are excluded from the 348,677,582 shares of Class A Common Stock beneficially owned by Michael S. Dell.
Comparison of Rights of Class V Stockholders and Class C Stockholders, page 289

22. On page 290, you state that the Class C Common Stock after the Class V Transaction will have "[n]o special voting rights, except as provided by Delaware law." Please clarify the circumstances under which a separate class voting right will be provided under Delaware law, such as if your certificate were to be amended to adversely affect the powers, preferences or rights of Class C stockholders.
23. We note that there are 22,175,919 shares of Class C Common Stock currently outstanding as of July 20, 2018, and a portion is subject to a registration rights agreement. Please clarify any material differences between the rights and privileges associated with existing
         Class C Common Stock and the rights and privileges associated with the Class C
         Common Stock that is to be issued through the offering to Class V stockholders. Further, please clarify whether existing Class C stockholders are entitled to separate class voting rights for Proposals 1 and 2 under the Delaware General Corporation
Law.
General

24. We note that the Class V Common Stock is listed on the NYSE and registered under
         Section 12(b) of the Exchange Act. We further note that the Class V transaction will result in the delisting of the Class V Common Stock. Please provide us with your analysis of the applicability of Exchange Act Rule 13e-3 to the Class V transaction, including reliance on any of the exceptions to the rule's applicability.
25. Please provide us supplementally with copies of all board books and similar materials prepared by the financial advisors and shared with the Special Committee or board of directors. Please also provide us supplementally with a copy of the November 3, 2017 third-party valuation report referred to on page 138.
        We remind you that the company and its management are responsible for the accuracy and adequacy of their disclosures, notwithstanding any review, comments, action or absence of action by the staff.

         Refer to Rules 460 and 461 regarding requests for acceleration. Please allow adequate
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Dell Technologies Inc
August 31, 2018
Page 6

time for us to review any amendment prior to the requested effective date of the registration statement.

        You may contact Rebekah Lindsey, Staff Accountant, at (202) 551-3303 or Kathleen
Collins, Accounting Branch Chief, at (202) 551-3499 if you have questions regarding comments on the financial statements and related matters. Please contact Edwin Kim, Attorney-Advisor, at
(202) 551-3297 or Jan Woo, Legal Branch Chief, at (202) 551- 3453 with any other questions. If you require further assistance, you may contact Barbara C. Jacobs, Assistant Director, at (202)
551-3735.



                                                             Sincerely,

FirstName LastNameRichard J. Rothberg                        Division of
Corporation Finance
                                                             Office of
Information Technologies
Comapany NameDell Technologies Inc
                                                             and Services
August 31, 2018 Page 6
cc:       Hui Lin, Esq.
FirstName LastName